UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into

English) Lago Zurich 245,

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Alcaldía

Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-259910).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations as of and for the three months ended March 31, 2023.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2022 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 (our “2022 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	information about our expected commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of the COVID-19 pandemic;

•	statements about our future economic performance or that of Mexico or other countries in which we operate, including statements regarding currency and inflation;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Part III Risk Factors” in our 2022 Form 20-F, include the impact of the COVID-19 pandemic, economic and political conditions and government policies, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

América Móvil, S.A.B. de C.V. (“América Móvil,” “we,” “us,” “our” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We provide telecommunications services in 22 countries or territories, as well as through a joint venture in Chile. We are a leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services, based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 12 other countries in the Americas and nine countries in Central and Eastern Europe. As of March 31, 2023, we had 301 million wireless voice and data subscribers and 73.4 million fixed RGUs.

We have identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations. The table below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all of our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	As of March 31,
	2022	2023
	(in thousands)
Wireless Subscribers:
Mexico	80,990	82,982
Brazil	71,804	82,444
Colombia	35,710	38,068
Southern Cone	26,463	27,178
Andean Region	20,813	21,510
Central America	16,024	16,845
Caribbean	7,143	7,410
Europe	22,921	24,116

Total Wireless Subscribers	281,867	300,952
Fixed RGUs:
Mexico	21,361	20,944
Brazil	24,991	23,889
Colombia	9,003	9,263
Southern Cone	2,183	3,055
Andean Region	2,491	2,608
Central America	4,444	4,700
Caribbean	2,639	2,734
Europe	6,074	6,221

Total Fixed RGUs	73,186	73,413

Total RGUs (Wireless subscribers and fixed RGUs)	355,053	374,365

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV

Acquisitions, Other Investments and Divestitures

On February 3, 2023, the Company completed the sale of 1,388 telecommunications towers, owned by its subsidiary in the Dominican Republic, to Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latam”), for an amount of Ps.2.4 billion. On March 31, 2023, the Company completed the sale of 2,980 telecommunications towers, owned by its subsidiary in Peru, to Sitios Latam, for an amount of Ps.4.0 billion. In total, 4,368 telecommunications towers were transferred pursuant to these two transactions.

Effects of the COVID-19 Pandemic

While the negative impact of the COVID-19 pandemic has been gradually declining, the Company continues to closely monitor the evolution of the COVID-19 pandemic in the countries where it operates. Although 2022 was the third annual reporting period impacted by the COVID-19 pandemic, the economic and financial impacts continue to affect our operations to some extent, and we are continuing to observe preventive measures to ensure the continuity of our operations and safeguard the health and safety of personnel and customers.

Our capital expenditures for 2022 and our budgeted capital expenditures for 2023 have returned to pre-COVID-19-pandemic levels.

OPERATING AND FINANCIAL REVIEW AS OF MARCH 31,

2023 AND FOR THE THREE MONTHS ENDED MARCH 31,

2022 AND 2023

The following is a summary and discussion of our unaudited condensed consolidated financial information as of March 31, 2023 and for the three months ended March 31, 2022 and 2023. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2022 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2022 Form 20-F. The financial information as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 included herein has not been subject to an audit, limited review or agreed-upon procedures by our auditors.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.18.0932 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies on March 31, 2023, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our unaudited consolidated financial information for the three months ended March 31, 2022 and 2023.

	For the three months ended March 31,
	2022 (1)		2023

	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)
Operating revenues:
Service revenues	Ps.	174,909	Ps.	177,693	U.S.$	9,814
Sales of equipment		30,584		31,233		1,725

	Ps.	205,493	Ps.	208,926	U.S.$	11,539

Operating costs and expenses:
Cost of sales and services		80,448		79,471		4,389
Commercial, administrative and general expenses		44,215		43,957		2,428
Other expenses		703		2,790		154
Depreciation and amortization		39,912		38,583		2,131

	Ps.	165,278	Ps.	164,801	U.S.$	9,102

Operating income	Ps.	40,215	Ps.	44,125	U.S.$	2,437

Interest income		848		2,009		111
Interest expense		(9,706)		(10,732)		(593)
Foreign currency exchange gain, net		22,460		13,702		756
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(6,238)		(4,605)		(254)
Equity interest in net result of associated companies		(16)		(583)		(32)

Profit before income tax		47,563		43,916		2,425
Income tax		15,610		12,677		700

Net profit for the period from continuing operations	Ps.	31,953	Ps.	31,239	U.S.$	1,725
Profit after tax for the period from discontinued operations		17		—		—

Net profit for the period	Ps.	31,970	Ps.	31,239	U.S.$	1,725

Net profit for the period attributable to:
Equity holders of the parent from continuing operations	Ps.	30,780	Ps.	30,146	U.S.$	1,665
Equity holders of the parent from discontinued operations		17		—		—
Non-controlling interests		1,173		1,093		60

	Ps.	31,970	Ps.	31,239	U.S.$	1,725

Other comprehensive income (loss) items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities from continuing operations	Ps.	15,345	Ps.	(31,202)	U.S.$	(1,723)
Unrealized gain on equity investments at fair value, net of deferred taxes		5,165		2,425		134

Total other comprehensive income (loss) items for the period, net of deferred taxes		20,510		(28,777)		(1,589)

Total comprehensive income for the period	Ps.	52,480	Ps.	2,462	U.S.$	136

	For the three months ended March 31,
	2022 (1)		2023

	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)
Comprehensive income for the period attributable to:
Equity holders of the parent from continuing operations	Ps.	52,435	Ps.	3,166	U.S.$	175
Non-controlling interests		45		(704)		(39)

	Ps.	52,480	Ps.	2,462	U.S.$	136
Comprehensive income for the period:
Net comprehensive income from continuing operations	Ps.	52,463	Ps.	2,462	U.S.$	136
Net comprehensive income from discontinued operations		17		—		—

	Ps.	52,480	Ps.	2,462	U.S.$	136

(1)	Restated for discontinued operations relating to our operations in Panama and Chile.

	As of December 31,		As of March 31,
	2022		2023

	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	361,004	Ps.	376,729	U.S.$	20,807
Total non-current assets		1,257,095		1,216,612		67,196

Total assets		1,618,099		1,593,341		88,003

Total current liabilities		488,877		565,625		31,241
Long-term debt		408,565		332,860		18,385
Long-term lease debt		101,247		102,268		5,649
Deferred income taxes		30,302		24,421		1,349
Deferred revenues		2,556		2,330		129
Asset retirement obligation		10,800		10,499		580
Employee benefits		137,923		146,067		8,068

Total liabilities		1,180,270		1,184,070		65,401
Equity:
Capital stock		95,365		95,365		5,267
Retained earnings:
Prior year		429,325		479,642		26,489
Profit for the year		76,159		30,146		1,665

Total retained earnings		505,484		509,788		28,154
Other comprehensive loss items		(227,044)		(259,202)		(14,316)

Equity attributable to equity holders of the parent	Ps.	373,805	Ps.	345,951	U.S.$	19,105
Non-controlling interests		64,024		63,320		3,497

Total equity		437,829		409,271		22,602

Total liabilities and equity	Ps.	1,618,099	Ps.	1,593,341	U.S.$	88,003

Consolidated Results of Operations for the Three Months Ended March 31, 2022 and 2023

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results, we include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

On July 1, 2022, we completed the sale of 100% of our interest in our subsidiary, Claro Panama, S.A. (“Claro Panama”), pursuant to the agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America LTD. (“LLA”), announced on September 15, 2021. The transaction excluded (i) all telecommunication towers owned indirectly by América Móvil in Panama and (ii) the Claro trademarks. The agreed purchase price was U.S.$200 million on a cash/debt free basis. The Company received an adjusted closing consideration of U.S.$116.7 million in cash. As a result, in accordance with IFRS 5, Claro Panama’s operations are classified as discontinued operations for the three months ended March 31, 2022 that is presented in the unaudited consolidated financial information included in this report.

On October 6, 2022, LLA and the Company announced that they completed the transaction to combine their operations in Chile (VTR and Claro Chile, respectively) in order to create a 50/50 joint venture called Claro Chile, SpA. In accordance with IFRS 11, this transaction is classified as a joint venture, since both LLA and the Company exercise joint control over Claro Chile, SpA, and all relevant decisions require the consent of both parties. Consequently, in accordance with IFRS 5, Claro Chile’s operations are classified as discontinued operations for the three months ended March 31, 2022 that is presented in the unaudited consolidated financial information, and, from October 6, 2022, are recognized by applying the equity method.

Operating Revenues

Total operating revenues for the first three months of 2023 increased by 1.7%, or Ps.3.4 billion, over the first three months of 2022. At constant exchange rates, total operating revenues for the first three months of 2023 increased by 13.8% over the first three months of 2022. This increase principally reflects an increase in prepaid, postpaid, corporate networks, broadband and equipment revenues, partially offset by a decrease in Pay TV service s and fixed voice revenues.

Service Revenues – Service revenues for the first three months of 2023 increased by 1.6%, or Ps.2.8 billion, over the first three months of 2022. At constant exchange rates, service revenues for the first three months of 2023 increased by 13.6% over the first three months of 2022. This increase principally reflects increases in revenues from our prepaid and postpaid mobile services, fixed broadband and corporate networks, which were partially offset by a decrease in revenues from our Pay TV services and fixed voice revenues.

Sales of Equipment – Sales of equipment revenues for the first three months of 2023 increased by 2.1%, or Ps.0.6 billion, over the first three months of 2022. At constant exchange rates, sales of equipment revenues for the first three months of 2023 increased by 15.4% over the first three months of 2023. This increase principally reflects higher sales of smartphones, data-enabled devices and accessories, in particular in Mexico, Brazil, Europe and Central America.

Operating Costs and Expenses

Total operating costs and expenses for the first three months of 2023 increased by 0.7%, or Ps.0.9 billion, over the first three months of 2022. At constant exchange rates, total operating costs and expenses for the first three months of 2023 increased by 12.8% over the first three months of 2022. This increase in operating costs and expenses principally reflects increases in electric energy costs, payments to content producers, payments to other networks, network maintenance and IT costs.

Cost of Sales and Services – Cost of sales and services for the first three months of 2023 decreased by 1.2%, or Ps.1.0 billion, over the first three months of 2022. At constant exchange rates, cost of sales and services for the first three months of 2023 increased by 10.3% over the first three months of 2022. This increase principally reflects an increase in electric energy costs, payments to content producers, payments to other networks, network maintenance, infrastructure and lease space. This increase, which was also due to inflationary pressures, was partially offset by our continued cost saving program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for the first three months of 2023 decreased by 0.6%, or Ps.0.3 billion, over the first three months of 2022. As a percentage of operating revenues, commercial, administrative and general expenses were 21.0% for the first three months of 2023, as compared to 21.5% for the first three months of 2022. At constant exchange rates, commercial, administrative, and general expenses for the first three months of 2023 increased by 12.4% over the first three months of 2022. This increase principally reflects an allowance for uncollectible accounts and changes in the salaries to adjust for inflation, customer services and IT solutions.

Other Expenses – Other expenses for the first three months of 2023 increased by Ps.2.1 billion over the first three months of 2022, principally due to the write-off of cost of sales of towers in the Dominican Republic and Peru.

Depreciation and Amortization – Depreciation and amortization for the first three months of 2023 decreased by 3.3%, or Ps.1.3 billion, over the first three months of 2022. As a percentage of operating revenues, depreciation and amortization were 18.5% for the first three months of 2023, as compared to 19.4% for the first three months of 2022. At constant exchange rates, depreciation and amortization for the first three months of 2023 increased by 10.8% over the first three months of 2022. This increase principally reflects higher amortization of rights of use of towers owned by Sitios Latam, higher capital expenditures in Brazil, our acquisition of 32% of Grupo Oi’s mobile business in Brazil in April 2022 and amortization of 5G license payments.

Operating Income

Operating income for the first three months of 2023 increased by 9.7%, or Ps.3.9 billion, over the first three months of 2022. Operating margin (operating income as a percentage of operating revenues) was 21.1% for the first three months of 2023, as compared to 19.6% for the first three months of 2022.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for the first three months of 2023 decreased by 1.5%, or Ps.0.1 billion, over the first three months of 2022. This decrease principally reflects an increase in interest expense on debt due to changes in interest rates in Brazil.

Foreign Currency Exchange Gain, Net – We recorded a net foreign currency exchange gain of Ps.13.7 billion for the first three months of 2023, compared to our net foreign currency exchange gain of Ps.22.5 billion for the first three months of 2022. The gain principally reflects the depreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, the euro and the British pound sterling.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net loss of Ps.4.6 billion for the first three months of 2023 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.6.2 billion for the first three months of 2022. The change in the first three months of 2023 principally reflects a loss on hedging instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated, allocated to América Móvil and America Movil, B.V.

Income Tax – Our income tax expense for the first three months of 2023 was Ps.12.7 billion, as compared to Ps.15.6 billion for the first three months of 2022 (excluding income tax for discontinued operations in Panama and Chile). This decrease principally reflects lower profit before income tax resulting from a decrease in net foreign exchange earnings compared to the first three months of 2022.

Our effective income tax rate as a percentage of profit before tax decreased to 28.9% in the first three months of 2023, compared to 32.8% in the first three months of 2022. This decrease was mainly due to the tax effect of higher inflation, income tax on dividends and differences in corporate tax rates.

Net Profit

We recorded a net profit of our continuing operations of Ps.31.2 billion for the first three months of 2023, a decrease of 2.2%, or Ps.0.7 billion over the first three months of 2022.

The net profit obtained through the discontinued operation of Claro Panama until its sale on July 1, 2022, the operation of Claro Chile until it was deconsolidated in connection with the creation of the Claro Chile, SpA joint venture on October 6, 2022, and the sale and joint ventures themselves classified as net profit for the period for a total of Ps.0.02 billion in 2022.

Segment Results of Operations for the Three Months Ended March 31, 2022 and 2023

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate, including Ecuador, Puerto Rico and El Salvador.

	Mexican Pesos per foreign currency unit (average for the period) for the three months ended March 31,
	2022	2023	% Change
Brazilian real	3.9279	3.5998	(8.4)
Colombian peso	0.0052	0.0039	(25.0)
Argentine peso	0.1926	0.0975	(49.4)
U.S. dollar	20.5199	18.7045	(8.8)
Euro	23.0437	20.0654	(12.9)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the three months ended March 31, 2022
	Operating revenues		Operating income (loss)
	(in millions of Mexican pesos)
Mexico Wireless	Ps.	57,161	Ps.	17,524
Mexico Fixed		23,545		3,634
Brazil		40,169		5,442
Colombia		19,718		4,191
Southern Cone		9,751		523
Andean Region		13,741		1,784
Central America		11,689		2,248
Caribbean		10,226		2,306
Europe		26,874		3,862
Eliminations		(7,381)		(1,299)

Total	Ps.	205,493	Ps.	40,215

	For the three months ended March 31, 2023
	Operating revenues		Operating income (loss)
	(in millions of Mexican pesos)
Mexico Wireless	Ps.	62,506	Ps.	20,227
Mexico Fixed		24,589		3,183
Brazil		41,216		5,997
Colombia		14,749		2,413
Southern Cone		8,917		256
Andean Region		16,660		4,829
Central America		11,302		1,707
Caribbean		11,792		3,357
Europe		25,230		3,377
Eliminations		(8,035)		(1,221)

Total	Ps.	208,926	Ps.	44,125

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first three months of 2023 and 2022. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues).

Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

The number of prepaid wireless subscribers for the first three months of 2023 increased by 2.7% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 1.5%, resulting in an increase in the total number of wireless subscribers in Mexico of 2.5%, or 2.0 million, to approximately 83.0 million as of March 31, 2022.

Segment operating revenues for the first three months of 2023 increased by 9.4% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 10.1% over the first three months of 2022. This increase in segment operating revenues principally reflects an increase in prepaid and postpaid wireless revenues.

Segment operating margin was 32.4% in the first three months of 2023, as compared to 30.7% for the first three months of 2022. Adjusted segment operating margin for this segment was 40.4% for the first three months of 2023, as compared to 40.8% for the first three months of 2022. This decrease in adjusted segment operating margin in the first three months of 2023 principally reflects an increase in electric energy, network and maintenance, subscriber acquisition costs, changes in the salaries to adjust for inflation, partially offset by our corporate cost saving program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first three months of 2023 decreased by 4.3% over the first three months of 2022, and the number of broadband RGUs in Mexico increased by 0.6%, resulting in a decrease in total fixed RGUs in Mexico of 2.0% over the first three months of 2022, or 417 thousand, to approximately 20.9 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 increased by 4.4% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 3.9% over the first three months of 2022. This increase in adjusted segment operating revenues principally reflects an increase in service, broadband and corporate and business services revenues, partially offset by a decrease in fixed voice and long distance revenues.

Segment operating income for the first three months of 2023 decreased by 12.4% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 decreased by 65.3% over the first three months of 2022. This decrease principally reflects increases in the contractual salary of our employees and higher information technology, administrative expenses, customer service costs and depreciation expenses.

Segment operating margin was 12.9% in the first three months of 2023, as compared to 15.4% in the first three months of 2022. Adjusted segment operating margin was 1.5% in the first three months of 2023, as compared to 4.6% in the first three months of 2022. The decrease in segment operating margin for the first three months of 2023 principally reflects an annual increases in wages, salaries and benefits, increases in employee headcount, increases in costs for IT services, network deployment and related maintenance costs, and customer care centers.

Brazil

The number of prepaid wireless subscribers for the first three months of 2023 increased by 19.1% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 12.8%, resulting in an increase in the total number of wireless subscribers in Brazil of 15.4%, or 11.0 million, to approximately 82.8 million as of March 31, 2023. The increase in the number of wireless subscribers was due to the acquisition of Oi (which closed on April 20, 2022) and the organic growth of Claro prepaid and postpaid subscribers. The number of fixed voice RGUs for the first three months of 2023 decreased by 6.5% over the first three months of 2022, the number of broadband RGUs increased by 0.4%, and the number of Pay TV RGUs decreased by 9.0%, resulting in a decrease in total fixed RGUs in Brazil of 4.4%, or 1.1 million, to approximately 23.9 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 increased by 2.6% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 11.0% over the first three months of 2022. This increase in segment operating revenues principally reflects higher mobile prepaid and postpaid services and fixed data revenues in broadband, business and corporate services despite lower revenues in fixed voice and Pay TV in the first three months of 2023 over the first three months of 2022.

Segment operating income for the first three months of 2023 increased by 10.2% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 increased by 14.5% over the first three months of 2022.

Segment operating margin was 14.6% in the first three months of 2023, as compared to 13.5% in the first three months of 2022. Adjusted segment operating margin was 13.7% in the first three months of 2023, as compared to 13.3% in the first three months of 2022. This increase in segment operating margin for the first three months of 2023 was driven by operating revenues growth and as a result of an increase in equipment sales, our acquisition of 32% of Grupo Oi’s mobile business in Brazil, and our cost saving program, offset by increases in costs for network maintenance, electric energy, maintenance of customer care centers and IT solutions.

Colombia

The number of prepaid wireless subscribers for the first three months of 2023 increased by 5.8% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 9.0%, resulting in an increase in the total number of wireless subscribers in Colombia of 6.6%, or 2.3 million, to approximately 38.0 million as of March 31, 2023. The number of fixed voice RGUs for the first three months of 2023 increased by 6.6% over the first three months of 2022, the number of broadband RGUs increased by 0.7% and the number of Pay TV RGUs increased by 1.8%, resulting in an increase in total fixed RGUs in Colombia of 2.9%, or 260 thousand, to approximately 9.2 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 decreased by 25.2% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 0.01% over the first three months of 2022. This slight increase in adjusted segment operating revenues reflects an increase in prepaid services, Pay TV, corporate and business services, offset by a decrease in prepaid services and broadband.

Segment operating income for the first three months of 2023 decreased by 42.4% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 decreased by 17.9% over the first three months of 2022.

Segment operating margin was 16.4% in the first three months of 2023, as compared to 21.3% in the first three months of 2022. Adjusted segment operating margin was 21.3% in the first three months of 2023, as    compared to 26.0% in the first three months of 2022. This decrease in segment operating margin is due to an increase in electric energy costs, network maintenance, leases, IT solutions and doubtful accounts.

Southern Cone—Argentina, Paraguay and Uruguay

The number of prepaid wireless subscribers for the first three months of 2023 increased by 0.8% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 6.0%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 2.7%, or 715 thousand, to approximately 27.1 million as of March 31, 2023. The number of fixed voice RGUs for the first three months of 2023 increased by 37.4% over the first three months of 2022, the number of broadband RGUs increased by 41.2%, and the number of Pay TV RGUs increased by 42.3%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 39.9%, or 871 thousand, to approximately 3.1 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 decreased by 8.6% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 decreased by 8.4% over the first three months of 2022. This decrease in adjusted segment operating revenues principally reflects a decrease in adjusted operating revenues in Argentina, Uruguay and Paraguay attributable to adverse economic conditions. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for the first three months of 2023 decreased by 51.1% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 decreased by 6.1% over the first three months of 2022.

Segment operating margin was 2.9% in the first three months of 2023, as compared to 5.4% in the first three months of 2022. Adjusted segment operating margin was 30.5% in the first three months of 2023, as compared to 29.7% in the first three months of 2022. This decrease in the segment operating margin for the first three months of 2023 principally reflects slightly lower adjusted revenues, as described above, partially offset by the cost saving program in all countries. Also, this comes as a result of depreciation of the Argentine peso and higher inflation rates, principally in Argentina, including government control on prices and employee salaries.

As described above, our Chilean operations through the JV with Claro Chile, SpA, are classified as discontinued operations and, as a result, the figures for 2022 have been restated to account for these operations.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for the first three months of 2023 increased by 0.3% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 9.0%, resulting in an increase in the total number of wireless subscribers in our Andean Region segment of 3.3%, or 696 thousand, to approximately 21.5 million as of March 31, 2023. The number of fixed voice RGUs for the first three months of 2023 increased by 3.1% over the first three months of 2022, the number of broadband RGUs increased by 4.0% and the number of Pay TV RGUs increased by 11.5%, resulting in an increase in total fixed RGUs in our Andean Region segment of 4.7%, or 117 thousand, to approximately 2.6 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 increased by 21.2% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 34.3% over the first three months of 2022. This increase reflects revenue growth from postpaid, broadband, corporate and business networks in both Ecuador and Peru and the sale of the towers in Peru to Sitios Latam. Revenues from prepaid and fixed voice decreased in both Ecuador and Peru. In Ecuador, revenues from Pay TV services increased and were partially offset by a decrease from Pay TV services in Peru.

Segment operating income for the first three months of 2023 increased by 170.7% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 increased by 147.8% over the first three months of 2022. This increase principally reflects an operating income increase in both Ecuador and Peru, partially offset by an increase in network maintenance and electric energy costs, an increase in allowance of doubtful accounts in Ecuador, partially offset by a decrease in doubtful accounts in Peru, and the effects of the cost saving program.

Segment operating margin was 29.0% in the first three months of 2023, as compared to 13.0% in the first three months of 2022. Adjusted segment operating margin was 32.9% in the first three months of 2023, as compared to 17.8% in the first three months of 2022. This increase in the segment operating margin for the first three months of 2023 principally reflects lower subscriber acquisition costs in Peru and the profit on the sale of the towers in Peru to Sitios Latam, in each case as described above.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscribers for the first three months of 2023 increased by 4.6% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 8.6%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 5.1%, or 822 thousand, to approximately 16.8 million as of March 31, 2023. The number of fixed voice RGUs for the first three months of 2023 decreased by 0.3% over the first three months of 2022, the number of broadband RGUs increased by 8.4%, and the number of Pay TV RGUs increased by 12.3%, resulting in an increase in total fixed RGUs in our Central America segment of 5.8%, or 256 thousand, to approximately 4.7 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 decreased by 3.3% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 6.2% over the first three months of 2022.

Segment operating income for the first three months of 2023 decreased by 24.1% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 decreased by 10.5% over the first three months of 2022. This decrease in segment operating income for the first three months of 2023 principally reflects an increase in subscriber acquisition costs, doubtful accounts, network maintenance expenses, customer care centers, electric energy costs and IT solutions.

Segment operating margin was 15.1% in the first three months of 2023, as compared to 19.2% in the first three months of 2022. Adjusted segment operating margin was 19.9% in the first three months of 2023, as compared to 23.6% in the first three months of 2022.

As described above, Claro Panama’s operations are classified as discontinued operations and, as a result, the figures for 2022 have been restated to account for these operations.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for the first three months of 2023 increased by 4.3% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 2.4%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 3.7%, or 267 thousand, to approximately 7.4 million as of March 31, 2023. The number of fixed voice RGUs for the first three months of 2023 increased by 1.9% over the first three months of 2022, the number of broadband RGUs increased by 5.8% and the number of Pay TV RGUs increased by 3.5%, resulting in an increase in total fixed RGUs in our Caribbean segment of 3.6%, or 95 thousand, to approximately 2.7 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 increased by 15.3% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 29.8% over the first three months of 2022. This increase in segment operating revenues principally reflects growth in postpaid and broadband services in Puerto Rico and increases in postpaid, prepaid and broadband revenues and the sale of the towers in the Dominican Republic to Sitios Latam. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for the first three months of 2023 increased by 45.6% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 increased by 93.8% over the first three months of 2022. This increase principally reflects strong performance in revenues, our cost saving program and the sale of the towers in the Dominican Republic to Sitios Latam, partially offset by an increase of wages and salaries.

Segment operating margin was 28.5% in the first three months of 2023, as compared to 22.6% in the first three months of 2022. Adjusted segment operating margin was 29.0% in the first three months of 2023, as compared to 19.4% in the first three months of 2022. This increase in segment operating margin for the first three months of 2023 reflects the effects of our cost saving program, partially offset by an increase in wages and salaries and electric energy costs.

Europe

The number of prepaid wireless subscribers for the first three months of 2023 decreased by 2.2% over the first three months of 2022, and the number of postpaid wireless subscribers increased by 6.7%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 5.2%, or 1.2 million, to approximately 24.1 million as of March 31, 2023. The number of fixed voice RGUs for the first three months of 2023 decreased by 3.3 % over the first three months of 2022, the number of broadband RGUs increased by 3.5% and the number of Pay TV RGUs increased by 6.7%, resulting in an increase in total fixed RGUs in our Europe segment of 2.4%, or 147 thousand, to approximately 6.2 million as of March 31, 2023.

Segment operating revenues for the first three months of 2023 decreased by 6.1% over the first three months of 2022. Adjusted segment operating revenues for the first three months of 2023 increased by 7.8% over the first three months of 2022. This increase in adjusted segment operating revenues principally reflects increases in postpaid, broadband, corporate and business services.

Segment operating income for the first three months of 2023 decreased by 12.6% over the first three months of 2022. Adjusted segment operating income for the first three months of 2023 increased by 0.4% over the first three months of 2022.

Segment operating margin was 13.4% in the first three months of 2023 as compared to 14.4% in the first three months of 2022. Adjusted segment operating margin was 13.4% in the first three months of 2023, as compared to 14.4% in the first three months of 2022. This decrease in segment operating margin for the first three months of 2023 principally reflects increases in electric energy costs, network maintenance costs, wages and salaries despite our cost saving program.

Liquidity and Capital Resources

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including Koninklijke KPN N.V. (“KPN”) shares and Verizon Communications shares), other short term investments and fixed-income securities with a tenor of more than one year. Verizon shares are factored into calculations of net debt for information as of March 31, 2023, but are not factored into calculations of net debt for information as of March 31, 2022. As of March 31, 2023, we had net debt of Ps.365.1 billion, compared to Ps.418.1 billion as of March 31, 2022.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 79.2% of our indebtedness at March 31, 2023 was denominated in currencies other than Mexican pesos (approximately 38.4% of such non-Mexican peso debt was in U.S. dollars and 61.6% in other currencies), and approximately 14.1% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria AG, approximately 51.5% of our net debt as of March 31, 2023 was denominated in Mexican pesos.

The maturities of our long-term debt as of March 31, 2023, excluding debt associated with lease obligations were as follows:

	Amount
Years	(in millions of Mexican pesos)
2024	Ps.	20,164
2025		11,536
2026		31,232
2027 and thereafter		269,929

Total	Ps.	332,861

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of March 31, 2023, the net fair value of our derivatives and other financial items was a net liability of Ps.22.1 billion.

During the first three months of 2023, we used approximately Ps.29.2 billion to fund capital expenditures which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities in light of the COVID-19 pandemic. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during the first three months of 2023, we spent Ps.1.9 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer